SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 5)

Marsh Supermarkets, Inc.
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(Name of Issuer)

Common Stock (Class A & Class B)
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(Title of Class of Securities)

571783307 & 571783208
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(CUSIP Numbers)

James C. Kennedy, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2005
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ X ]  Rule 13d-1(b)
   [   ]  Rule 13d-1(c)
   [   ]  Rule 13d-1(d)

Page 1 of 5 Pages

CUSIP NOS. 571783307 & 571783208	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

American Financial Group, Inc. 31-1544320

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5	SOLE VOTING POWER

Class A Common 577,358

6	SHARED VOTING POWER

- - -

7	SOLE DISPOSITIVE POWER

Class A Common 577,358 Class B Common (non-voting) 479,444

8	SHARED DISPOSITIVE POWER

- - -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,056,802

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Class A Common 15.5% Class B Common 11.5%

12	TYPE OF REPORTING PERSON*

CO

CUSIP NOS. 571783307 & 571783208	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer

Marsh Supermarkets, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices.

9800 Crosspoint Boulevard, Indianapolis, Indiana 46256-3350

Item 2(a)	Names of Person Filing

American Financial Group, Inc.

Item 2(b)	Address of Principal Business Office, or if None, Residence

One East Fourth Street, Cincinnati, Ohio 45202

Item 2(c)	Citizenship

Ohio Corporation

Item 2(d)	Title of Class of Securities

Class A Common Stock, no par value Class B Common Stock, no par value

Item 2(e)	Cusip Numbers

571783307 571783208

Item 3	If this statement is filed pursuant to Sections 240.13d-1(B) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act 15 U.S.C. 78c)
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	[ ] An investment adviser in accordance with Section 240.13d- 1(b)(1)(ii)(e)
(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g)	[X ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance act (12 U.S.C. 1813)
(i)	[ ] a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

CUSIP NOS. 571783307 & 571783208	13G	Page 4 of 5 Pages

Item 4	Ownership
	Class A Common Stock
(a)	Amount Beneficially Owned:	577,358
(b)	Percentage of Class:	15.5%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or direct the vote:	577,358
	(ii) Shared power to vote or direct the vote:	none
	(iii) Sole power to vote or direct the
	disposition of:	577,358
	(iv) Shared power to dispose or direct the
	disposition of:	none
	Class B Common Stock (non-voting)
(a)	Amount Beneficially Owned:	479,446
(b)	Percentage of Class:	11.5%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or direct the vote:	none
	(ii) Shared power to vote or direct the vote:	none
	(iii) Sole power to vote or direct the
	disposition of:	479,446
	(iv) Shared power to dispose or direct the
	disposition of:	none

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following            [  ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     N/A.

Item 8. Identification and Classification of Member of the Group.

     N/A

Item 9. Notice of Dissolution of Group.

     N/A

Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NOS. 571783307 & 571783208	13G	Page 5 of 5 Pages

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2006

AMERICAN FINANCIAL GROUP, INC.

By: Karl J. Grafe
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Karl J. Grafe, Vice President